May 10, 2017
VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:    Barbara Jacobs, Assistant Director
Ivan Griswold, Staff Attorney
Stephen Krikorian, Accounting Branch Chief
Morgan Youngwood, Staff Accountant

Re:	Fitbit, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed March 1, 2017
File No. 001-37444

Ladies and Gentlemen:
In your letter dated April 19, 2017 (the “Staff Comment Letter”), you requested that Fitbit, Inc. (the “Company”) respond to your comments within ten business days (the “Initial Response Date”) or advise when it would provide a response.

Per our telephone conversation on April 20, 2017, on behalf of the Company, we advised that due to the proximity of the receipt of the Staff Comment Letter and the Initial Response Date to the Company’s quarter end review process and the filing of its Form 10-Q for the quarterly period ended April 1, 2017, the Company confirms that it will file a response by May 12, 2017.

Thank you for your consideration. Please do not hesitate to contact me at (650) 335-7631 if you have any questions.

Securities and Exchange Commission
May 10, 2017

Sincerely,
/s/ Jeffrey R. Vetter
Jeffrey R. Vetter

cc:
James Park, President, Chief Executive Officer, and Chairman
William Zerella, Chief Financial Officer
Andy Missan, Executive Vice President and General Counsel
Fitbit, Inc.
Cynthia C. Hess, Esq.
Ran D. Ben-Tzur, Esq.
Fenwick & West LLP